

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Longjiang Li
President
Bymax Corp.
North District Sunshine Home Unit 2
Floor 6, Ste. #201, Inner Mongolia
Manzhouli City F4 021400

> **Re: Bymax Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2020**
> **File No. 333-240750**

Dear Mr. Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2020 letter.

Amendment No. 1 to Form S-1 filed September 28, 2020

Government Regulation, page 29

1. We note your response to prior comment 3 and updated disclosure and re-issue our comment. Your updated disclosure provides that you will be subject to "applicable laws and regulations that relate directly or indirectly" to your operations. Please further revise your disclosure to specifically identify and summarize the principle laws and regulations to which you will be subject to and discuss how these laws and regulations will directly affect your operations. For example, please discuss how non-compliance with specific laws and regulations could affect your business operations and results. In addition, we note your amended disclosure states that you "do not need special approvals or license to

operate in China." Yet your updated disclosures also indicate that the PRC extensively regulates the internet industry, including licenses to provide internet content, and that failure to comply with such regulations "may result in the revocation of licenses to provide internet content." As your intended business operations will almost exclusively be comprised of providing consulting services for online marketplaces in the PRC, please revise your disclosure to describe the process of seeking an internet content provider license from the PRC and disclose whether you have obtained such license.

<u>General</u>

2.   We note your response to prior comment 6, in which you maintain that you are not a shell company based in part on your consulting agreement signed on July 31, 2020 and that your operations did not lapse. Notwithstanding this, we are not persuaded by the facts you presented in your response and believe that your operations have been insubstantial, consistent with the definition you cite. We continue to believe that you are a shell company as defined in Rule 405. In this regard, we consider your operations to be nominal, as you have not earned any revenue since your inception, and we consider your assets, consisting only of approximately $4,000 in cash, to be nominal assets. We also note that significant steps remain to commence the operations of your business. Therefore, we re-issue our prior comment 6. As such, please provide the information previously requested regarding your status as a shell company and the accompanying disclosures and risk factors.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services